THE CHUBB CORPORATION 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061-1615

July 27, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation Form 10-K For the Fiscal Year Ended December 31, 2006 File No. 001-8661
Dear Mr. Rosenberg:
     In response to your letter of July 3, 2007, the following supplemental information is provided. Our responses are by topic in the sequence such topics are addressed in your letter. For convenience in reviewing the responses, each comment is reprinted prior to the response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Estimates and Uncertainties, page 45
1.	You refer to an outside actuarial consultant on page 45. This reference suggests that you are placing reliance on the consultant, which the staff believes requires that the firm’s name be included in the ’34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ’33 Act registration statement, a consent from the actuarial consultant must be provided in the ’33 Act registration statement. Please advise.

     We have a detailed process for the establishment by management of loss reserves, as outlined in our 2006 Form 10-K. The information included in the Form 10-K regarding loss reserves relating to asbestos claims was based upon management’s determination of such reserves after completion of the reserve establishment process. The reference to our outside actuarial consultants on page 45 was merely meant to acknowledge the fact that, as part of our process of establishing loss reserves, our outside actuarial consultants reviewed our loss reserve analysis relating to asbestos claims and in fact concurred with the reasonableness of the asbestos related loss reserves as determined by management. The reference to the outside actuarial consultants was not intended to imply that the outside actuarial consultants were acting as “experts” with respect to our loss reserve analysis or the information regarding our loss reserves included in our Form 10-K or that we were including such information upon the authority of or in reliance on the outside actuarial consultants as experts. Therefore, we do not believe that inclusion of the name of the outside actuarial consultants is required or is appropriate.
Contractual Obligations and Off-Balance Sheet Agreements, page 57
2.	Please provide us in disclosure-type format a revised table that includes the estimated claims and claim related payments gross of the effect of estimated amounts for reinsurance recoverable. Disclosure of the reinsurance recoverable may be made in the notes to the table, in a separate table or otherwise to inform investors of the amount of expected cash inflows. Furthermore, please include the company’s commitments to fund limited partnership investments as it would appear that these liabilities represent future legal obligations of the Company and are material in the aggregate. Due to the significant nature of these liabilities to the company’s business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.
     In our 2006 Form 10-K, we disclosed the estimated future cash flows related to our gross carried loss reserves but excluded these amounts from the contractual obligations table because there is typically no stated contractual commitment associated with property and casualty loss reserves. The obligation to pay a claim arises only when a covered loss event occurs and a settlement is reached. The vast majority of our loss reserves relate to claims for which settlements have not yet been reached. Nevertheless, in response to the Staff’s comment, we will include in future Form 10-K filings the estimated future cash flows related to our gross carried loss reserves in the contractual obligations table with appropriate disclosures in a note to the table. We do not believe that disclosure of the reinsurance recoverable is required and therefore do not intend to do so.

     In our 2006 Form 10-K, we disclosed the amount of commitments to fund limited partnership investments but excluded the amount from the contractual obligations table. We believe this presentation is appropriate since it is uncertain whether and, if so, when we will be required to fund these commitments. These commitments are required to be funded only if called upon by the partnerships to do so. The partnerships have the right to make such a call from time to time during the commitment period. There is no predetermined payment schedule. In future Form 10-K filings, we will disclose this fact.
     Attachment A presents a contractual obligations table as of December 31, 2006 and related disclosures revised to reflect the changes discussed above.
* * * * * * * * * *
     We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2301.
Sincerely,

Henry B. Schram
Senior Vice President and
Chief Accounting Officer

cc:	Ibolya Ignat, Staff Accountant Joel Parker, Branch Chief

Attachment A
Contractual Obligations and Off-Balance Sheet Arrangements
     The following table provides our future payments due by period under contractual obligations as of December 31, 2006, aggregated by type of obligation.

		2008	2010
		and	and
	2007	2009	2011	Thereafter		Total
	(in millions)
Principal due under long-term debt	$675	$685	$400	$700	(a)	$2,460
Interest payments on long-term debt	133	156	136	482	(a)	907
Future minimum rental payments under operating leases	87	149	116	219		571

	895	990	652	1,401		3,938
Loss and loss expense reserves(b)	5,100	7,100	3,800	6,293		22,293

Total	$5,995	$8,090	$4,452	$7,694		$26,231

(a)	On February 1, 2007, $125 million of 8.675% capital securities due February 2027 were redeemed.

(b)	There is typically no stated contractual commitment associated with property and casualty insurance loss reserves. The obligation to pay a claim arises only when a covered loss event occurs and a settlement is reached. The vast majority of our loss reserves relate to claims for which settlements have not yet been reached. Our loss reserves therefore represent estimates of future payments. These estimates are dependent on the outcome of claim settlements that will occur over many years. Accordingly, the payment of the loss reserves is not fixed as to either amount or timing. The estimate of the timing of future payments is based on our historical loss payment patterns. The ultimate amount and timing of loss payments will likely differ from our estimate and the differences could be material. We expect that these loss payments will be funded, in large part, by future cash receipts from operations.
     The above table excludes certain commitments totaling up to $1.5 billion at December 31, 2006 to fund limited partnership investments. These capital commitments can be called by the partnerships from time to time during the commitment period (on average, 1 to 5 years) if and when needed by the partnerships to fund working capital needs or the purchase of new investments. It is uncertain whether and, if so, when we will be required to fund these commitments. There is no predetermined payment schedule.
     The Corporation does not have any off-balance sheet arrangements that are reasonably likely to have a material effect on the Corporation’s financial condition, results of operations, liquidity or capital resources, other than as disclosed in Note (14) of the Notes to Consolidated Financial Statements.